Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		March 31, 2024	December 31, 2023
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and cash equivalents		199.5	352.9
Trade and other receivables	5	1,090.9	1,063.5
Unbilled receivables		733.7	623.8
Contract assets		102.1	88.8
Income taxes recoverable		55.1	72.6
Prepaid expenses		75.0	53.8
Other assets	6	20.3	17.1
Total current assets		2,276.6	2,272.5
Non-current
Property and equipment		288.4	267.5
Lease assets	4	486.5	442.9
Goodwill	4	2,796.2	2,384.0
Intangible assets	4	429.9	265.7
Net employee defined benefit asset		73.9	72.3
Deferred tax assets		96.3	92.6
Other assets	6	248.0	279.2
Total assets		6,695.8	6,076.7
LIABILITIES AND EQUITY
Current
Bank indebtedness	7,12	29.0	23.6
Trade and other payables		801.3	818.5
Lease liabilities		113.3	101.3
Deferred revenue		428.7	397.5
Income taxes payable		20.7	21.4
Long-term debt	7,12	181.1	146.7
Provisions	8	57.6	51.7
Other liabilities	9	64.7	55.0
Total current liabilities		1,696.4	1,615.7
Non-current
Lease liabilities	4	519.4	477.8
Long-term debt	7,12	1,315.8	982.3
Provisions	8	146.1	134.8
Net employee defined benefit liability		28.5	29.5
Deferred tax liabilities		65.2	24.4
Other liabilities	9	67.0	55.6
Total liabilities		3,838.4	3,320.1
Total shareholders’ equity		2,857.4	2,756.6
Total liabilities and equity		6,695.8	6,076.7
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended March 31,
		2024	2023
(In millions of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		1,721.4	1,539.2
Less subconsultant and other direct expenses		351.3	310.7

Net revenue		1,370.1	1,228.5
Direct payroll costs	13	627.6	568.5

Project margin		742.5	660.0

Administrative and marketing expenses	10,12,13	542.9	488.3
Depreciation of property and equipment		15.8	15.5
Depreciation of lease assets		31.5	30.9
Amortization of intangible assets		31.0	26.3
Net interest expense and other net finance expense	14	24.2	21.6
Other income	15	(5.3)	(6.4)

Income before income taxes		102.4	83.8

Income taxes
Current		24.4	25.2
Deferred		(1.4)	(6.3)

Total income taxes		23.0	18.9

Net income for the period		79.4	64.9

Weighted average number of shares outstanding - basic		114,066,995	110,890,785

Weighted average number of shares outstanding - diluted		114,066,995	110,927,669

Shares outstanding, end of the period		114,066,995	111,020,982

Earnings per share, basic and diluted		0.70	0.59
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended March 31,
		2024	2023
(In millions of Canadian dollars)	Notes	$	$
Net income for the period		79.4	64.9
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	12	47.5	(5.9)
Net unrealized (loss) gain on financial instruments	6,12	(2.2)	2.0

Other comprehensive income (loss) for the period, net of tax		45.3	(3.9)

Total comprehensive income for the period, net of tax		124.7	61.0
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 10)	Share Capital (note 10)	Contributed Surplus (note 10)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Net income				64.9		64.9
Other comprehensive loss					(3.9)	(3.9)
Total comprehensive income				64.9	(3.9)	61.0
Share options exercised for cash	211,962	7.0				7.0
Share-based compensation			0.6			0.6
Fair value reclass of share options exercised		1.2	(1.2)			—
Dividends declared				(21.7)		(21.7)

Balance, March 31, 2023	111,020,982	992.0	6.1	1,198.1	136.7	2,332.9

Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,390.1	89.7	2,756.6
Net income				79.4		79.4
Other comprehensive income					45.3	45.3
Total comprehensive income				79.4	45.3	124.7
Dividends declared				(23.9)		(23.9)

Balance, March 31, 2024	114,066,995	1,271.3	5.5	1,445.6	135.0	2,857.4
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended March 31,
		2024	2023
(In millions of Canadian dollars)	Notes	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		79.4	64.9
Add (deduct) items not affecting cash:
Depreciation of property and equipment		15.8	15.5
Depreciation of lease assets		31.5	30.9
Amortization of intangible assets		31.0	26.3
Share-based compensation	10	16.2	15.6
Provisions	8	14.9	10.4
Other non-cash items		(7.4)	(15.4)
		181.4	148.2
Trade and other receivables		45.4	58.4
Unbilled receivables		(81.6)	(89.2)
Contract assets		(13.3)	(4.9)
Prepaid expenses		(16.0)	(15.6)
Income taxes net recoverable		15.8	15.0
Trade and other payables and other accruals		(76.8)	(58.2)
Deferred revenue		2.0	(17.0)
		(124.5)	(111.5)
Net cash flows from operating activities		56.9	36.7
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	(431.3)	—
Purchase of investments held for self-insured liabilities	6	(9.8)	(15.3)
Proceeds from sale of investments held for self-insured liabilities	6	51.3	7.0
Purchase of property and equipment and intangible assets		(20.5)	(21.8)
Other		2.2	6.1
Net cash flows used in investing activities		(408.1)	(24.0)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from revolving credit facility	16	270.5	56.5
Repayment of notes payable and other financing obligations	16	(37.9)	(32.3)
Net proceeds from (repayment of) bank indebtedness		5.1	(9.6)
Net lease payments	16	(21.2)	(29.8)
Proceeds from exercise of share options		—	7.0
Payment of dividends to shareholders	10	(22.3)	(20.0)
Net cash flows from (used in) financing activities		194.2	(28.2)
Foreign exchange gain (loss) on cash held in foreign currency		3.6	(0.9)
Net decrease in cash and cash equivalents		(153.4)	(16.4)
Cash and cash equivalents, beginning of the period		352.9	148.3
Cash and cash equivalents, end of the period		199.5	131.9
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2024, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 8, 2024. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter ended March 31, 2024 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2023 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2023 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, and liabilities. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2023 annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2024 and did not have a material impact on the Company's consolidated financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aimed to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provided guidance on how covenants may affect an entity's right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current.

•In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments addressed the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains.

•In May 2023, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), which introduced new disclosure requirements related to an entity's use of supplier finance arrangements.

b) Future adoptions
The standards, amendments, and interpretations issued before 2024 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2023 annual consolidated financial statements. In addition, the following were issued during 2024:

•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows. IFRS 18 will require additional defined subtotals in the statement of profit or loss, disclosures about management-defined performance measures, and will add new principles for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

•In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3). The agenda decision clarifies that additional payments contingent on the sellers’ continued employment are accounted for as compensation for post-combination services, rather than as additional consideration for the acquisition, unless the service condition is not substantive.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4. Business Acquisitions
On January 8, 2024, the Company acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), for cash consideration and notes payable. ZETCON is a 645-person engineering firm headquartered in Bochum, Germany. This addition further strengthened the Company's Infrastructure operations in the group of Global cash-generating units (CGUs).

On February 9, 2024, the Company acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), for cash consideration and notes payable. Morrison Hershfield is a 1,150-person engineering and

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-8	Stantec Inc.

management firm headquartered in Markham, Ontario. This addition further strengthened the Company's Infrastructure, Buildings, and Environmental Services operations in Canada and the United States CGUs.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the dates of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Total $

Cash consideration		452.2
Notes payable	7	72.2
Consideration		524.4

Cash consideration		452.2
Cash acquired		20.9
Net cash paid		431.3

Assets and liabilities acquired
Cash		20.9
Non-cash working capital
Trade receivables		61.3
Trade and other payables		(38.7)
Other non-cash working capital		(14.9)
Lease assets		43.9
Intangible assets		140.6
Lease liabilities		(42.4)
Deferred tax liabilities		(39.6)
Other		8.6
Total identifiable net assets at fair value		139.7
Goodwill arising on acquisitions		384.7

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Non-cash working capital includes trade receivables and unbilled receivables which are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill of $221.3 and intangible assets of $82.7 were allocated to ZETCON and goodwill of $163.4 and intangible assets of $57.9 were allocated to Morrison Hershfield. None of the goodwill and intangible assets arising from the acquisitions are expected to be deductible for income tax purposes.

Gross revenue earned from acquisitions since the acquisition date was $54.4.

The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree's earnings in its consolidated financial statements since the acquisition dates.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. During the first quarter, management finalized the fair value assessments of assets and liabilities purchased from Environmental Systems Design, Inc. For ZETCON and Morrison Hershfield, management is reviewing vendor's

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-9	Stantec Inc.

closing financial statements, purchase adjustments, and other outstanding information. Management's preliminary estimates with the most significant aspects remaining to be finalized relate to the valuation of intangible assets, lease assets, unbilled revenue, contract assets and related liabilities, deferred income taxes, and provisions for claims and related indemnifications. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

5.Trade and Other Receivables

	March 31, 2024	December 31, 2023
	$	$

Trade receivables, net of expected credit losses of $2.7 (2023 – $2.7)	1,050.4	1,016.1
Holdbacks and other	40.5	47.4
Trade and other receivables	1,090.9	1,063.5

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
March 31, 2024	1,053.1	669.5	210.8	54.7	37.3	80.8
December 31, 2023	1,018.8	503.8	309.0	92.1	31.7	82.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 12.

6.Other Assets

		March 31, 2024	December 31, 2023
	Note	$	$

Financial assets
Investments held for self-insured liabilities	11,15	171.8	204.5
Holdbacks on long-term contracts		26.8	25.2
Other		53.0	48.6
Non-financial assets
Other		16.7	18.0
		268.3	296.3
Less current portion - financial		19.2	15.8
Less current portion - non-financial		1.1	1.3
Long-term portion		248.0	279.2

Financial assets — Other primarily includes sublease receivables, deposits, and derivative financial instruments (note 12). Non-financial assets - Other primarily includes investments in joint ventures and associates, transaction costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-10	Stantec Inc.

7.Long-Term Debt

	March 31, 2024	December 31, 2023
	$	$

Senior unsecured notes	547.7	547.6
Revolving credit facility	351.3	79.5
Term loan facilities	408.4	408.2
Notes payable	141.9	82.8
Other financing obligations	47.6	10.9
	1,496.9	1,129.0
Less current portion	181.1	146.7
Long-term portion	1,315.8	982.3
Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes issued on June 27, 2023, that mature on June 27, 2030. The notes bear interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800 and a senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before December 8, 2027. The Company also has an unsecured bilateral term credit facility of $100 that matures on June 17, 2024. The average interest rate for the revolving credit facility and term loan facilities at March 31, 2024, was 6.66% (December 31, 2023 – 6.78%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2024.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. The average interest rate at March 31, 2024, was 6.59% (December 31, 2023 - 6.59%) and the amount drawn was $25.6 (December 31, 2023 - $23.6).

Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities of $3.4 (December 31, 2023 - nil).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-11	Stantec Inc.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2024 to 2027. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at March 31, 2024, was 4.23% (December 31, 2023 – 3.9%).

Other financing obligations
The Company has financing obligations for software, included in intangible assets, equipment, and leasehold improvements, bearing interest at rates up to 7.36% (December 31, 2023 - up to 5.94%). These obligations expire at various dates before December 2028. Other financing obligations includes acquired software additions of $51.1 (March 31, 2023 - $nil) which have been excluded from the consolidated statement of cash flows (note 16).

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At March 31, 2024, $68.7 (December 31, 2023 – $57.0) in aggregate letters of credit outside of the Company’s credit facilities were issued in various currencies. Of these letters of credit, $47.5 (December 31, 2023 – $41.6) expire at various dates before March 2025 and $21.2 (December 31, 2023 – $15.4) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018) to accommodate the issuance of bonds for certain types of project work. At March 31, 2024, the Company retained bonds of $13.1 (December 31, 2023 – $16.6) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before October 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $33.0 (December 31, 2023 - $20.3) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

8.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2024	86.6	46.7	28.5	24.7	186.5
Current period provisions	9.4	5.2	0.9	0.3	15.8
Acquisitions	—	12.7	1.0	0.1	13.8
Paid or otherwise settled	(4.8)	(6.5)	(0.8)	(2.5)	(14.6)
Impact of foreign exchange	1.4	0.7	—	0.1	2.2
	92.6	58.8	29.6	22.7	203.7
Less current portion	7.9	31.8	5.4	12.5	57.6
Long-term portion	84.7	27.0	24.2	10.2	146.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-12	Stantec Inc.

9.Other Liabilities

		March 31, 2024	December 31, 2023
	Note	$	$

Cash-settled share-based compensation	10	115.2	95.5
Other		16.5	15.1
		131.7	110.6
Less current portion		64.7	55.0
Long-term portion		67.0	55.6

10.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. As at March 31, 2024 and December 31, 2023, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2024:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 9, 2023	December 29, 2023	January 16, 2024	0.195	22.3
February 28, 2024	March 28, 2024	April 15, 2024	0.210	—

At March 31, 2024, trade and other payables included $23.9 related to the dividends declared on February 28, 2024.

Share-based payment transactions

During the first quarter of 2024, the Company recognized a net share-based compensation expense of $16.2 (March 31, 2023 - $15.6), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $19.7 (March 31, 2023 - $20.9) offset by a hedge impact of $3.5 (March 31, 2023 - $5.3) (note 12).

At March 31, 2024, the accrued obligations for PSUs of $62.9 (December 31, 2023 - $51.5), Restricted Share Units (RSUs) of $25.2 (December 31, 2023 - $20.2), and Deferred Share Units (DSUs) of $27.1 (December 31, 2023 - $23.8) were recorded in other liabilities (note 9).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-13	Stantec Inc.

11.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first quarter of 2024, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2024	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	171.8	—	171.8	—
Derivative financial instruments	6,12	23.2	—	23.2	—
Liabilities
Notes payable	7	141.9	—	—	141.9

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2023	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	204.5	—	204.5	—
Derivative financial instruments	6,12	20.0	—	20.0	—
Liabilities
Notes payable	7	82.8	—	—	82.8

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-14	Stantec Inc.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2024	Note	$	$	$	$
Senior unsecured notes	7	547.7	—	519.6	—

At December 31, 2023
Senior unsecured notes	7	547.6	—	523.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

12.Financial Instruments
a)Derivative financial instruments

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with a financial institution to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.2 maturing between 2024 and 2026. During the first quarter of 2024, the TRSs related to the Company's RSUs had a gain of $2.0 ($1.5 net of tax) in other comprehensive income (loss) and reclassified a gain of $2.3 to the consolidated statements of income, in administrative and marketing expenses (March 31, 2023 - a gain of $4.9 ($3.7 net of tax) and reclassified a gain of $2.7). The TRSs related to the Company's DSUs, for which hedge accounting was not applied, had an unrealized gain of $1.2 (March 31, 2023 – unrealized gain of $2.6) which was recognized in administrative and marketing expenses in the consolidated statements of income.

b)Nature and extent of risks
The conflicts in Ukraine and the Middle East, and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2024, was $2,377.8 (December 31, 2023 – $2,407.3).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-15	Stantec Inc.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2024, the days of revenue in trade receivables was 57 days (December 31, 2023 – 59 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at March 31, 2024, would increase or decrease the Company’s net income by $2.4 (March 31, 2023 - $2.5), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at March 31, 2024, would decrease or increase the Company’s net income by $4.9 (March 31, 2023 - $3.5), respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at March 31, 2024, was $454.8 (December 31, 2023 – $732.7) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 7). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at March 31, 2024, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $1.5 (March 31, 2023 - $1.5), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first quarter of 2024, the Company recorded exchange gains on translation of foreign operations of $47.5 through other comprehensive income (loss), of which $27.6 related to goodwill. The Company does not hedge for this foreign exchange risk.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-16	Stantec Inc.

13.Employee Costs

		For the quarter ended March 31,
		2024	2023
	Note	$	$
Wages, salaries, and benefits		998.9	896.5
Pension costs		28.2	24.9
Net share-based compensation	10,12	16.2	15.6
Total employee costs		1,043.3	937.0
Direct labor		627.6	568.5
Indirect labor		415.7	368.5
Total employee costs		1,043.3	937.0

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

14.Net Interest Expense and Other Net Finance Expense

	For the quarter ended March 31,
	2024	2023
	$	$
Total net interest expense	24.0	20.7
Other net finance expense	0.2	0.9
Net interest expense and other net finance expense	24.2	21.6

Interest expense on the Company’s long-term debt and bank indebtedness for the first quarter of 2024 was $19.3 (March 31, 2023 – $15.7) (note 7). Interest on lease liabilities during the first quarter of 2024 was $7.1 (March 31, 2023 - $6.3).

15.Other Income

	For the quarter ended March 31,
	2024	2023
	$	$

Realized gain on investments	(4.0)	(0.1)
Unrealized gain on equity securities	(1.9)	(3.9)
Net impairment (reversal) of lease assets and property and equipment	0.4	(2.5)
Other	0.2	0.1
Total other income	(5.3)	(6.4)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-17	Stantec Inc.

16.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2024, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2024	547.6	487.7	82.8	10.9	579.1	1,708.1
Statement of cash flows
Net proceeds (repayments)	—	270.5	(14.2)	(23.7)	(21.2)	211.4
Non-cash changes
Foreign exchange	—	1.3	0.9	0.2	4.6	7.0
Additions and modifications	—	—	—	51.1	27.8	78.9
Acquisitions	—	—	72.2	8.6	42.4	123.2
Other	0.1	0.2	0.2	0.5	—	1.0
March 31, 2024	547.7	759.7	141.9	47.6	632.7	2,129.6

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2023, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2023	298.6	840.2	62.4	34.6	621.4	1,857.2
Statement of cash flows
Net proceeds (repayments)	—	56.5	(16.0)	(16.3)	(29.8)	(5.6)
Non-cash changes
Foreign exchange	—	(0.5)	0.2	(0.2)	(1.5)	(2.0)
Additions and modifications	—	—	—	—	9.8	9.8
Other	—	0.2	(2.6)	0.2	—	(2.2)
March 31, 2023	298.6	896.4	44.0	18.3	599.9	1,857.2

	For the quarter ended March 31,
	2024	2023
	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	8.7	8.0
Interest paid, net of receipts	15.6	19.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-18	Stantec Inc.

17.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended March 31, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	355.7	985.4	380.3	1,721.4
Less subconsultants and other direct expenses and net revenue inter-segment allocations	32.0	251.5	67.8	351.3
Total net revenue	323.7	733.9	312.5	1,370.1
Project margin	172.3	402.5	167.7	742.5

	For the quarter ended March 31, 2023
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	344.1	844.5	350.6	1,539.2
Less subconsultants and other direct expenses and net revenue inter-segment allocations	41.1	201.3	68.3	310.7
Total net revenue	303.0	643.2	282.3	1,228.5
Project margin	162.1	351.2	146.7	660.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-19	Stantec Inc.

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	March 31, 2024	December 31, 2023	For the quarter ended March 31,
			2024	2023
	$	$	$	$

Canada	789.3	606.7	355.7	344.1
United States	2,105.1	1,985.3	985.4	844.5
United Kingdom	213.9	205.4	117.1	104.9
Australia	391.5	398.2	101.8	117.6
Other global geographies	501.2	164.5	161.4	128.1
	4,001.0	3,360.1	1,721.4	1,539.2

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

In the first quarter of 2023, a reclassification of $15.0 was made which adjusted gross revenue in United Kingdom from $119.9 to $104.9 and Other global geographies from $113.1 to $128.1.

Gross revenue by services

	For the quarter ended March 31,
	2024	2023
	$	$

Infrastructure	463.2	412.5
Water	380.0	327.7
Buildings	383.9	291.1
Environmental Services	322.0	321.6
Energy & Resources	172.3	186.3
Total gross revenue from external customers	1,721.4	1,539.2

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-20	Stantec Inc.

18.Events after the Reporting Period

Acquisition
On April 30, 2024, the Company acquired all of the shares of Hydrock Holdings Limited (Hydrock), a 950-person integrated engineering design firm headquartered in Bristol, England. Hydrock holds a nationwide presence with 22 locations in the United Kingdom and industry-renowned experience, bolstering the Company's offering to the energy, buildings, and infrastructure markets. This addition further strengthens the Company's Energy & Resources, Buildings, and Infrastructure operations in the Global group of CGUs.

Dividends
On May 8, 2024, the Company declared a dividend of $0.21 per share, payable on July 15, 2024, to shareholders of record on June 28, 2024.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2024	F-21	Stantec Inc.